UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended                                         Commission File Number

ALDERON IRON ORE CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1240-1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

(Address and telephone number of registrant’s principal executive offices)

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

(866) 261-9756

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock	NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐ Yes 82-         ☒ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes     ☐ No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Alderon Iron Ore Corp. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “pending” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what resources and reserves might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99-1 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The interim financial statements for the first 3 quarters of the 2010 fiscal year and the Annual Audited Financial Statements of the Registrant for the twelve month period ended December 31, 2010 with the 12 month comparable period ended December 31, 2009 have been prepared in accordance with Canadian generally accepted accounting practices, and are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board. They may not be comparable to financial statements of the United States companies. However, the Registrant for the current fiscal year, and once this Registration Statement becomes effective, will file all financial statements in accordance with International Financial Reporting Standards.

RESOURCE AND RESERVE ESTIMATES

The Exhibits were prepared, and subsequent Exhibits of the Registrant will be prepared, in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended (“U.S. Securities Act”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (“SEC”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. The Registrant cautions readers not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of the mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99-1 through Exhibit 99-92, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99-3, the Annual Audited Financial Statements of the Registrant for the twelve month period ended December 31, 2010 with the 12 month comparable period ended December 31, 2009 under Canadian generally accepted accounting practices as required by Item 17 of Form 20-F, as well as Exhibit 99-2, the Registrant’s management’s discussion and analysis for the year ended December 31, 2010, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99-76 through Exhibit 99-82, inclusive, as set forth in the Exhibit Index attached hereto.

The following table lists as of December 31, 2010 information with respect to the Registrant’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Operating Lease Obligations(1)	$0	$0	$0	$0	$0
Total	$0	$0	$0	$0	$0

(1) Subsequent to December 31, 2010, the Registrant has entered into certain non-material office lease agreements.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDERON IRON ORE CORP.

By:	/s/ “Tayfun Eldem”
Tayfun Eldem
President and Chief Executive Officer

Date: February 23, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description

Annual Information
99-1	Annual Information Form for the year ended December 31, 2010
99-2	Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009
99-3	Audited Financial Statement for the years ended December 31, 2010 and 2009

Quarterly Information
99-4	Unaudited interim financial statement for the nine month period ended September 30, 2011
99-5	Management’s Discussion and Analysis for the period ended September 30, 2011
99-6	Unaudited interim financial statement for the six month period ended June 30, 2011
99-7	Management’s Discussion and Analysis for the period ended June 30, 2011
99-8	Unaudited interim financial statement for the three month period ended March 31, 2011
99-9	Management’s Discussion and Analysis for the period ended March 31, 2011

Shareholder Meeting Materials
99-10	Management Information Circular as at August 11, 2011

Material Change Reports
99-11	Material Change Report dated January 18, 2012
99-12	Material Change Report dated December 6, 2011
99-13	Material Change Report dated September 21, 2011
99-14	Material Change Report dated September 8, 2011
99-15	Material Change Report dated July 14, 2011
99-16	Material Change Report dated April 5, 2011
99-17	Material Change Report dated January 20, 2011

Press Releases
99-18	Press Release dated February 16, 2012
99-19	Press Release dated February 14, 2012
99-20	Press release dated January 16, 2012
99-21	Press Release dated January 13, 2012
99-22	Press Release dated January 12, 2012
99-23	Press Release dated January 10, 2012
99-24	Press Release dated January 5, 2012
99-25	Press Release dated December 1, 2011
99-26	Press Release dated November 22, 2011
99-27	Press Release dated November 10, 2011
99-28	Press Release dated October 28, 2011
99-29	Press Release dated October 27, 2011
99-30	Press Release dated October 25, 2011
99-31	Press release dated October 13, 2011
99-32	Press release dated October 11, 2011
99-33	Press release dated October 6, 2011
99-34	Press release dated October 4, 2011
99-35	Press release dated September 21, 2011
99-36	Press release dated September 13, 2011
99-37	Press release dated September 8, 2011
99-38	Press release dated August 3, 2011
99-39	Press release dated July 6, 2011
99-40	Press release dated June 16, 2011
99-41	Press release dated June 13, 2011
99-42	Press release dated June 9, 2011
99-43	Press release dated May 11, 2011
99-44	Press release dated April 27, 2011

99-45	Press release dated April 19, 2011
99-46	Press release dated April 18, 2011
99-47	Press release dated April 5, 2011
99-48	Press release dated March 11, 2011
99-49	Press release dated March 9, 2011
99-50	Press release dated February 9, 2011
99-51	Press release dated February 8, 2011
99-52	Press release dated February 3, 2011
99-53	Press release dated February 1, 2011
99-54	Press release dated January 20, 2011
99-55	Press release dated January 11, 2011
99-56	Press release dated January 6, 2011

Technical Reports
99-57 *	Technical Report on the Kamistiatusset Property dated October 26, 2011
99-58 *	Preliminary Economic Assessment Report of the Kamistiatusset Iron Ore Property dated September 8, 2011
99-59 *	Technical Report on Kamistiatusset Property dated May 20, 2011
99-60 *	Technical Report on Kamistiatusset Property dated February 12, 2010

Other Material Documents Filed with Canadian Securities Regulators
99-61	Code of Business Conduct and Ethics
99-62	Early Warning Report dated January 13, 2012
99-63	Subscription Agreement dated January 11, 2012
99-64	Notice of Change dated October 14, 2011
99-65	Certificate of Change Name dated September 30, 2011
99-66	Notice of Alternation dated September 30, 2011
99-67	Warrant Indenture dated December 16, 2010
99-68	Underwriting Agreement dated December 16, 2010
99-69	Form 5D Escrow Agreement (Value Security) dated December 6, 2010 and filed June 8, 2011
99-70	Agreement between Altius Resources Inc. and Alderon Resource Corp. dated December 6, 2010 and filed June 8, 2011
99-71	Form 5D Escrow Agreement (Value Security) dated February 25, 2010 and filed June 8, 2011
99-72	Waiver and Acknowledgement dated January 15, 2010 and filed March 10, 2010
99-73	Assignment Agreement dated December 15, 2009 and filed March 10, 2010
99-74	Share Exchange Agreement dated December 15, 2009 and filed March 10, 2010
99-75	Option Agreement dated November 2, 2009 and filed March 10, 2010

Consents/Certifications
99-76	Consent of Independent Auditors dated February 23, 2012
99-77	Consent of Qualified Person dated February 23, 2012
99-78	Consent of Qualified Person dated February 23, 2012
99-79	Consent of Qualified Person dated February 23, 2012
99-80	Consent of Qualified Person dated February 23, 2012
99-81	Consent of Qualified Person dated February 23, 2012
99-82	Consent of Qualified Person dated February 23, 2012
99-83	Certificate of Interim Filings dated November 25, 2011 (CEO)
99-84	Certificate of Interim Filings dated November 25, 2011 (CFO)
99-85	Certification of Interim Filings Venture Issuer Basic Certificate dated August 26, 2011 (CEO)
99-86	Certification of Interim Filings Venture Issuer Basic Certificate dated August 26, 2011 (CFO)
99-87	Certification of Interim Filings Venture Issuer Basic Certificate dated June 23, 2011 (CEO)
99-88	Certification of Interim Filings Venture Issuer Basic Certificate dated June 23, 2011 (CFO)
99-89	Certification of Annual Filings in connection with voluntarily filed AIF dated June 8, 2011 (CEO)
99-90	Certification of Annual Filings in connection with voluntarily filed AIF dated June 8, 2011 (CFO)
99-91	Certification of Annual Filings - venture issuer basic certificate dated April 21, 2011 (CEO)
99-92	Certification of Annual Filings - venture issuer basic certificate dated April 21, 2011 (CFO)

*To be filed by amendment